Exhibit 4.32

CALL OPTION AGREEMENT	EHLERMANN RINDFLEISCH GADOW RECHTSANWÄLTE PARTNERSCHAFT MBB
M/T "STENAWECO EVOLUTION"
BALLINDAMM 26. 20095 HAMBURG
TELEFON +49 40 37 48 14 - 0
TELEFAX +49 40 37 48 14 - 30
INTERNET WWW.ERG-LEGAL.COM

ECO EVOLUTION LLC
 as Owners
and
MONTE CARLO 71 SHIPPING COMPANY LIMITED
 as Option Holder

THIS CALL OPTION AGREEMENT is made this 30th December, 2014 between ECO Evolution LLC, a limited liability company incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands, (the "Owners") and MONTE CARLO ONE SHIPPING COMPANY LIMITED, a limited liability company incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands, (the "Option Holder").
WHEREAS:
I.	Pursuant to the terms and conditions of a bareboat charter contract dated 30th December, 2014 (as from time to time amended, varied or supplemented the "Charter") and made between the Owners as owners and the Option Holder as charterer, the Owners agreed to charter the Owner's Marshall Islands flag vessel "STENAWECO EVOLUTION", IMO No. 9687942 (the "Vessel") to the Option Holder.
II.	The Vessel was originally sold to the Owners by the Option Holder pursuant to a memorandum of agreement dated 30th December, 2014 (as from time to time amended, varied or supplemented the "MOA") and made between the Option Holder as seller and the Owners as buyer.
III.	Pursuant to clause 61.2.3 of the Charter, it shall be a condition precedent of the Charter that the Owners and the Option Holder execute a call option agreement on the terms and conditions detailed herein.
IT IS AGREED
1	DEFINITIONS AND INTERPRETATION
1.1	Words and expressions defined in the Charter and not defined in this Agreement shall have the same meaning when used in this Agreement.
"Banking Days" means a day on which banks are open for business and not authorised by law to close in Athens, Hamburg, London and New York.
"Call Option" has the meaning given to such term in Clause 3.1.
"Call Option Date" means the date described in Clause 3.3.1 on which the Option Holder is required to pay for, and accept delivery of, the Vessel from the Owners if it exercises the Call Option.
"Call Option Price" means the amount calculated in accordance with Schedule 1 which the Option Holder is required to pay for the Vessel.
"Call Option Notice" has the meaning given to such term in Clause 3.1.
"Charter Termination Date" means the date falling 84 months after the Delivery Date;
"Delivery Date" means the date on which the Vessel is delivered to the Charterers under the Charter;
"Default Notice" means a notice of an Event of Default under clause 44.2 of the Charter;

"Option MOA" means the memorandum of agreement attached to this Agreement as Appendix "A".
1.2	In this Agreement:
1.2.1	words denoting the plural number include the singular and vice versa;
1.2.2	words denoting persons include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi-governmental bodies or authorities and vice versa;
1.2.3	references to Recitals and Clauses are references to recitals and clauses of this Agreement;
1.2.4	references to this Agreement include the Recitals;
1.2.5	the headings and contents page(s) are for the purposes of reference only, have no legal or other significance, and shall be ignored in the interpretation of this Agreement;
1.2.6	references to any document are, unless the context otherwise requires, references to that document as amended, supplemented, novated or replaced from time to time;
1.2.7	references to statutes or provisions of statutes are references to those statutes, or those provisions, as from time to time amended, replaced or re-enacted;
1.2.8	references to the Owners include its successors, transferees and assignees.
2	CONDITIONS PRECEDENT
It shall be a condition precedent to the Parties obligations under this Agreement that the Vessel has been delivered by the Owners to the Charterers under and in accordance with the Charter.
3	CALL OPTION AND DEFAULT CALL OPTION
3.1	Commencing on the third anniversary of the Delivery Date and unless the Owners has served a Default Notice to the Option Holder, the Option Holder shall have the option (the "Call Option") to purchase the Vessel from the Owners for the Call Option Price on a Call Option Date. The Call Option shall be exercisable by prior notice in writing (the "Call Option Notice") to the Owners.
3.2	Notwithstanding Clause 3.1, in the event that the Owners has served a Default Notice on the Option Holder after the Delivery Date the Option Holder shall be entitled to exercise a Call Option and purchase the Vessel by delivering a Call Option Notice to the Owners.
3.3	The Call Option Notice must -
3.3.1	specify the Call Option Date, which
3.3.1.1	shall not be earlier than the first Banking Day falling 90 days after the Owners' receipt of the Call Option Notice for purposes of exercising a Call Option under Clause 3.1; or
3.3.1.2	shall not be earlier than 10 Banking Days after the Default Notice and not later than the first Banking Day falling 30 days after the Default Notice for purposes of exercising a Call Option under Clause 3.2; and
3.3.2	attach the Option MOA, duly populated and executed by the Option Holder.
3.4	Subject to Clause 6, once served, any Call Option Notice and the Call Option Date specified in it shall be irrevocable without the written consent of the Owners.
3.5	Following service of a Call Option Notice, the Owners shall be obliged to sell and the Option Holder shall be obliged to purchase the Vessel on the basis of the Option MOA for the Call Option Price on the Call Option Date. Upon service of Call Option Notice the attached Option MOA shall be deemed to constitute a binding contract between the parties without needing to be separately executed.
4	OPTION PREMIUM
In consideration of the Owners granting the Call Option, the Option Holder shall pay to the Owners upon delivery of the Vessel by the Option Holder to the Owners under the MoA a non-refundable non-interest bearing unsecured option premium (the "Option Premium") in the amount of United States Dollars nine million five hundred thousand (USD 9,500,000.00). The amount of the Option Premium will be settled through netting off from the purchase price of the Vessel under clause 21 of the MOA. To the extent that the Fair Market Value is less than USD 35,000,000, the Option Premium shall be increased by 81% of the difference between USD 35,000,000 and the Fair Market Value.
5	COMPLETION
Completion of the sale of the Vessel to the Option Holder shall take place wherever the Vessel is located and in whatever condition she is in on its redelivery from the Charterers on the Option Date when the Option Holder shall pay to the Owners the Call Option Price, and in exchange for the Call Option Price the Owners shall perform the obligations of the seller set out in the Option MOA.
6	TERMINATION
6.1	In the event that a Default Notice is served by the Owners and unless the Option Holder delivers a Call Option Notice in terms of Clause 3.3.1.2, on the first Banking Day falling 30 days after the Default Notice:
6.1.1	the Call Option shall immediately cease to be exercisable; and
6.1.2	with immediate effect the parties shall cease to be obliged to fulfil the obligations of seller and buyer under the Option MOA with regard to the Call Option being exercised, although the Owners shall be entitled to retain any amount paid by way of deposit and apply it against any amount due under the Charter.
6.2	In the event that a Default Notice is served by the Owners on the third anniversary of the Delivery Date or thereafter, any Call Option Notice that may have been served under Clause 3.3.1.1 shall be deemed revoked and considered void.
6.3	In the event that the Charter terminates through the effluxion of time and the Call Option has not been exercised, the Call Option shall lapse and the Option Holder shall have no claim whatsoever on the Vessel.
7.	OWNERS' RIGHT TO SELL
The Owners during this Agreement have the right to sell the Vessel and novate this Agreement to a third party at any time with the condition that such sale of the Vessel shall by no means affect the continuation of this Agreement and the new owner shall comply in full with all terms and conditions of this Agreement, and the new owner will be included in/bound by a customary novation agreement.
8	PAYMENT
8.1	Any payment required to be made under this Agreement or the Option MOA by the Option Holder shall be made to the Earnings Account or such other account as the Owners may specify unless otherwise indicated herein and shall be made net of all commissions and without any set-off or counterclaim whatsoever and free and clear of and without withholding or deduction for, or on account of, any present or future income, freight, stamp and other taxes, levies, imposts, duties, fees, charges, restrictions or conditions of any nature (collectively "Taxes"). If the Option Holder is required by law to make any withholding or deduction from any such payment, the sum due from the Option Holder in respect of such payment will be increased to the extent necessary to ensure that, after making such withholding or deduction, the Owners receive a net sum equal to the amount which it would have received had no such withholding or deduction been required to be made. The Option Holder will promptly deliver to the Owners any receipts, certificates or other proof evidencing the amounts, if any, paid or payable in respect of any such withholding or deduction as aforesaid.
8.2	Time shall be of the essence for the making of any payments or serving of any notices under this Agreement.
9	COMMUNICATION
All notices or other communications under or in respect of this Agreement to either party hereto shall be in writing and shall be made or given to such party at the postal address, e-mail address or facsimile number and in the same manner as is provided for in clause 60 of the Charter.
10	RIGHTS OF THIRD PARTIES
No person other than a party to this Agreement shall have any right by virtue of the Contracts (Right of Third Parties) Act 1999 to enforce any term (whether express or implied) of this Agreement.
11	INDEMNITY
The Option Holder undertakes to reimburse the Owners on demand for all sums which the Owners may from time to time pay or become liable for in or about the protection, maintenance or enforcement of the rights created in favour of the Owners by this Agreement or in or about the exercise by the Owners of any of the powers vested in it under or pursuant to this Agreement and to keep the Owners fully and effectually indemnified from and against all actions, losses, claims, proceedings, costs, demands and liabilities which the Owners may suffer or incur under or in connection with any breach by the Option Holder of its obligations hereunder.
12	GOVERNING LAW
12.1	This Agreement and the Option MOA attached to it, and any non-contractual obligations arising out of or in connection with them shall be governed and construed in accordance with English law and the courts of England and Wales shall have exclusive jurisdiction to determine the same.
12.2	The Option Holder hereby appoints Top Properties (London) Limited of 8 Duke Street

London W1U 3EW, England as its agent for service of process in connection with any legal proceedings related to this Agreement or the Option MOA and the Owners hereby appoints Ehlermann Rindfleisch Gadow, 2 White Lion Court, Cornhill, London EC3V 3NP, England, as its agent for service of process in connection with any such proceedings.

(signatures on next page)

THIS AGREEMENT has been entered into as a deed on the date above stated,

EXECUTED and DELIVERED as a DEED			/s/ John Hartigan
by	JOHN HARTIGAN	As Attorney in Fact
for and on behalf of
ECO EVOLUTION LLC

in the presence of:

EXECUTED and DELIVERED as a DEED
by	/s/ Andreas Louka
for and on behalf of
MONTE CARLO ONE SHIPPING
COMPANY LIMITED

in the presence of:
DIMITRA KARKALEYSI	/s/ Dimtra Karkaleysi

SCHEDULE 1
CALL OPTION PRICES
(a)	The Call Option Price shall be -
(i.)	in the event that the Option Holder delivers a Call Option Notice under Clause 3.1, the Call Option Base Price set out below plus or minus any amounts referred to in paragraphs (b), (c), and (d):
Call Option Date falling on	Call Option Base Price
Third Anniversary of the Delivery Date	USD	25,850,000
Fourth Anniversary of the Delivery Date	USD	24,800,000
Fifth Anniversary of the Delivery Date	USD	23,650,000
Sixth Anniversary of the Delivery Date	USD	22,525,000
Seventh Anniversary of the Delivery Date	USD	21,200,000

provided, however, that in case the Call Option Date does not fall on any of the above anniversaries of the Delivery Date, the Call Option Base Price shall be prorated based on the passage of time from the anniversary of the Delivery Date prior to the Call Option Notice and the Call Option Date; or
(ii.)	in the event that the Option Holder delivers a Call Option Notice under Clause 3.2, the Call Option Base Price set out below plus any amounts referred to in paragraphs (b)(i.) and (d):
Call Option Date falling on	Call Option Base Price
First Anniversary of the Delivery Date	USD	30,000,000
Second Anniversary of the Delivery Date	USD	29,500,000
Third Anniversary of the Delivery Date	USD	25,850,000
Fourth Anniversary of the Delivery Date	USD	24,800,000
Fifth Anniversary of the Delivery Date	USD	23,650,000
Sixth Anniversary of the Delivery Date	USD	22,525,000
Seventh Anniversary of the Delivery Date	USD	21,200,000

provided, however, that (1) in case the Call Option Date falls any date prior to the first anniversary of the Delivery Date, the Call Option Base Price shall be USD 30,000,000; and (2) in case the Call Option Date falls on any date on or after the First Anniversary of the Delivery Date, but does not fall on any of the above anniversaries of the Delivery Date, the Call Option Base Price shall be prorated based on the passage of time from the anniversary of the Delivery Date prior to the Call Option Notice and the Call Option Date.
(b)	The Call Option Price shall be -
(i.)	increased by any break funding or swap termination costs as well as any other costs and expenses arising from the exercise of the Call Option for which the Owners may be liable; or

(ii.)	reduced by any break funding or swap termination gain arising from the exercise of the Call Option to which the Owners may be entitled.
(c)	To the extent that the Fair Market Value falls below USD 35,000,000, the Call Option Base Price shall be reduced by the Committed Capital Reduction Factor.
(d)	In addition to and concurrently with the payment of the Call Option Price, the Option Holder shall pay to the Owners any and all other amounts owed by the Option Holder to the Owners under or in connection with this Agreement which are due but unpaid on the Call Option Date.

APPENDIX "A"
MEMORANDUM OF AGREEMENT

MEMORANDUM OF AGREEMENT

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Explanatory Notes for SALEFORM 2012 are available from BIMCO at www.bimco.org

Dated: ______________________________

Eco Evolution LLC, Majuro, Marshall Islands (*Name of sellers*), hereinafter called the "Sellers", have agreed to sell, and

Monte Carlo One Shipping Company Limited, Majuro, Marshall Islands (*Name of buyers*), hereinafter called the "Buyers", have agreed to buy:

Name of vessel: **"STENAWECO EVOLUTION"**

IMO Number: **9687942**

Classification Society: **DNV GL**

Class Notation: **+1A1, Tanker for Oil and Chemicals ESP, CSR, Ship Type 3, COAT-PSPC(B), BIS, CLEAN, Recyclable, VCS-2, ECA(SOx-A) SPM, E0, BWM-E(f), BWM-E(s) TMON**

Year of Build: __________ Builder/Yard: **Hyundai Mipo Dockyard Co., Ltd. / Hyundai-Vinashin Shipyard Co., Ltd.**

Flag: **Marshall Islands** Place of Registration: **Majuro** GT/NT: _________/___________

hereinafter called the "Vessel", on the following terms and conditions:

Definitions

Words and expressions defined in the Charter (as defined below) and the Call Option Agreement (as defined below) and not defined in this Agreement shall have the same meaning when used in this Agreement.

"Banking Days" are days on which banks are open both in *New York, London and Athens*. ~~the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and ______ (add additional jurisdictions as appropriate).~~

"Buyers' Nominated Flag State" means ______ (*state flag state*).

"Charter" means the bareboat charter party dated _______ December, 2014 and made by the Sellers as owners and the Buyers as bareboat charterers.

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

"Deposit" shall have the meaning given in Clause 2 (Deposit)

~~"Deposit Holder" means ______ (state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

~~"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.~~

"Call Option Agreement" means the call option agreement dated _______ December, 2014 and made between the Sellers and the Buyers pursuant to the terms of which the Sellers grant all options to purchase the Vessel to the Buyers.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Sellers' Account" means **the Earnings Account** ~~(state details of bank account) at the Sellers' Bank.~~

~~"Sellers' Bank" means (...) (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~

1. Purchase Price

The Purchase Price is *the Call Option Price calculated in terms of Schedule 1 to the Call Option Agreement in the amount of*

Printed by BIMCO's idea

Copyright: Norwegian Shipbrokers' Association, Oslo. Published by Norwegian Shipbrokers' Association, Oslo and BIMCO, Copenhagen

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

____
(state currency and amount both in words and figures).

2. Deposit
As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of ~~_____% (_____per cent) or, if left blank,~~ 10% (ten per cent), of the Purchase Price (the "Deposit") in *the Sellers' Account* ~~an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after~~ *upon service of the Call Option Notice.* ~~the date that:~~

~~(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~

~~(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~

3. Payment
On delivery of the Vessel~~, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~

~~(i) the Deposit shall be released to the Sellers; and~~

~~(ii)~~ the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account.

4. ~~Inspection~~ *Sale and Purchase*
~~(a)*~~ *The Sellers shall sell and the Buyers shall buy the Vessel in accordance with the terms of this Agreement. However, the Sellers obligations hereunder are conditional upon the Buyers redelivering the Vessel on the Option Date in accordance with the terms of the Charter, failing which it shall be deemed to be a Sellers default hereunder.* ~~The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in _____ (state place) on _____ (state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.~~

~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within _____ (state date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in _____ (state place/range) within _____ (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.~~

~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

~~*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.~~

5. Time and place of delivery and notices
(a) The Vessel shall be delivered and taken over safely afloat *wherever the Vessel is located when it is*

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.
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redelivered to the Sellers by the Buyers under the Charter on the Option Date (the "Delivery Date"), subject to the Purchase Price and all other amounts payable by the Buyers to the Seller under or in connection with the Charter and the Call Option Agreement having been paid in full and without set off, deductions or counterclaim. at a safe and accessible berth or anchorage at/in ______ (*state place/range*) in the Sellers' option.

Notice of Readiness shall not be tendered before: ______ (*date*)

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): ______

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with twenty (20), ten (10), five (5) and three (3) days' notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e) Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6. Divers Inspection / Drydocking

(a)*

(i) The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

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do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii) If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.

(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:

(i) The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii) The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii) The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.
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~~obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.~~

~~*6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.~~

~~**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.~~

7. Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel ~~at~~ *on* the *Delivery Date*~~time of inspection~~ used or unused, whether on board or not shall become the Buyers' property~~, but spares on order are excluded~~. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

~~Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: ______ *(include list)*~~

Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation: ______ *(include list)*

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums *at no extra cost.* ~~and pay either:~~

~~(a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~

~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~

~~for the quantities taken over.~~

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

~~"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~

8. Documentation

~~The place of closing:~~ ______

(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:

(i) Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;

(ii) Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;

(iii) Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);

(iv) Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

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possible after delivery of the Vessel;

~~(v) Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

(vi) Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered. *always provided, however, that in case the Vessel shall remain registered with the Marshall Islands ships registry in name of the Buyers the Sellers shall only deliver a Permission to Transfer;*

(vii) A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;

(viii) Commercial Invoice for the Vessel;

~~(ix) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

(x) A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;

(xi) Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and

~~(xii) The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

(b) At the time of delivery the Buyers shall provide the Sellers with:

(i) Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and

(ii) Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).

(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than **14** (*state number of days*), ~~or if left blank, nine (9)~~ days prior to the Vessel's intended date of ~~readiness for~~ delivery as notified by the Sellers pursuant to ~~Clause 5(b) of this~~*the Call Option* Agreement.

~~(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~

(f) ~~Other~~ *Any* technical documentation *not in the possession of the Buyers* which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

(h) The Buyers shall take all action, make all arrangements and do everything necessary for the delivery of

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

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the Vessel by the Sellers to the Buyers, including arranging for the issue of all certificates required from the Vessel's registry and the deletion of the Vessel from the registry. The Sellers shall provide all necessary and appropriate cooperation in respect of the same.

9. Encumbrances

The Vessel will be delivered with only a limited warranty of title, such that the Sellers shall only warrant that it has such title as was originally transferred to the Sellers under the MOA (as defined in the Charter) and that the Vessel is free from encumbrances, mortgages and maritime liens or any other debts whatsoever created by the Sellers' own acts. Should any claims be made against the Vessel in respect of any act, omission or incident occurring prior to the Delivery Date, the Sellers hereby undertake to indemnify the Buyers against all consequences of such claims if it can be proved that such claims are caused solely by an act or omission of the Sellers. ~~The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.~~

10 Taxes, fees and expenses

Any taxes, fees and expenses in connection with *the closing of the Sellers' register and* the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account~~, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account~~.

11 Condition on delivery

~~The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.~~

~~However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation* by the Classification Society or the relevant authorities at the time of delivery.~~

~~"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.~~

~~**Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.*~~ *The Vessel shall be delivered to and taken over by the Buyers strictly on an as is/where is basis and with all patent and latent faults and deficiencies of every nature whatsoever, whether or not known or unknown to the Sellers or the Buyers or any other person whatsoever, and irrespective of when and how the same arose, and the Buyers acknowledge and agree that the Sellers make no condition, term, representation or warranty, express or implied and whether statutory or otherwise with respect to the legal or physical condition of the Vessel, the condition or status of her documentation, the classification rating or status of the Vessel, the location of the Vessel or any other matters whatsoever with respect to the Vessel and the benefit of any such condition, term, warranty or representation by Sellers is hereby irrevocably and unconditionally waived by the Buyers. The Buyers also irrevocably and unconditionally waive any rights which they may at any time have in tort in respect of any of the matters referred to in this Clause 11 and agree that the Sellers shall not have any greater liability in tort in respect of any such matter than it would have in contract after taking account of the exclusions specified above, even if due to Sellers'negligence.*

~~**12 Name/markings**~~

~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.~~

13 Buyers' default

Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement *and the Call Option Agreement*, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

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Should the Purchase Price not be paid in accordance with Clause 3 (Payment) *or should the Buyers not fulfil the condition in Clause 4 (Sale and Purchase)*, the Sellers have the right to cancel this Agreement, in which case *the Sellers shall retain* the Deposit together with interest earned, if any~~, shall be released to the Sellers~~. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest *at the rate of 5% p.a. The Buyers are aware that non-payment shall constitute an Event of Default under the Charter and the Sellers shall be entitled to terminate the Charter by notice pursuant to clause 44.3 of the Charter.*

14 Sellers' default

~~Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~

Should the Sellers fail ~~to give Notice of Readiness by the Cancelling Date or fail to be ready to~~ validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest *at a rate of 5% p.a. arising out of or in connection with the Sellers' failure to deliver* if their failure is due to proven negligence ~~and whether or not the Buyers cancel this Agreement~~.

~~**15 Buyers' representatives**~~

~~After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.~~

~~These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.~~

16 Law and Arbitration

(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to *the courts of England and Wales in terms of clause 12 of the Call Option Agreement, which shall be deemed incorporated into this Agreement,* ~~arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.~~

~~The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.~~

~~The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.~~

~~**(b)** *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

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~~referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of______ *(state place)* and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at______ *(state place)*, subject to the procedures applicable there.~~

~~**16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.*~~

17 Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as *provided in the Charter and clause 60 of the Charter shall apply as if set out herein in full.* ~~follows :~~

~~For the Buyers:~~______

~~For the Sellers:~~______

18 Entire Agreement

~~The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.~~ *This Agreement is further subject to the terms and conditions of the Charter and the Call Option Agreement. In the event of any inconsistency between this Agreement and the Charter and the Call Option Agreement, the terms and conditions of the Charter and the Call Option Agreement shall prevail.*

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

For and on behalf of the Sellers	For and on behalf of the Buyers
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.